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EXHIBIT 99.8

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for the filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ Paul Laberge
Name and title:	Paul Laberge — Sr. Vice President, Corporate Development and General Counsel
Date:	August 7, 2003

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SIGNATURES